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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11922

SEC Mail Processing Section

JUL 16 2009

Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Emmett A. Larkin Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bush Street, Suite 1000
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Montes **415-986-2332**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

8/3/09

EMMETT A. LARKIN COMPANY, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Gordon Hing, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Emmett A. Larkin Company, Inc., as of and for the year ended March 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gordon F. Hing
Signature

7/14/09
Date

President
Title

State of California, County of San Francisco
Subscribed and sworn to ~~(or affirmed)~~ before me on this
14 day of July, 2009, by Gordon F. Hing
Proved to me on the basis of satisfactory evidence
To be the person who appeared before me.

Notary Public

BERNARD FELIPE TAMAYO
COMM. # 1737585
NOTARY PUBLIC-CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. APR. 8, 2011

EMMETT A. LARKIN COMPANY, INC.

(SEC I.D. NO. 8-11922)

Statement of Financial Condition as of March 31, 2009, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
Suite 3100
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Emmett A. Larkin Company, Inc.
100 Bush Street, Suite 1000
San Francisco, CA 94104

We have audited the accompanying statement of financial condition of Emmett A. Larkin Company, Inc. (the "Company") as of March 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Emmett A. Larkin Company, Inc. at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement for the year ended March 31, 2009 has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters, including the Company's decision in July, 2009 to discontinue conducting a securities business, are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

July 14, 2009

EMMETT A. LARKIN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

Cash	$ 1,006,124
Cash segregated in compliance with federal and other regulations (Note 2)	16,831,179
Receivable from brokers, dealers, and clearing organizations (Note 3)	976,609
Receivable from customers (Note 4)	6,975,912
Trading account securities (Note 2)	145,954
Office facilities — at cost - less accumulated depreciation of $740,037 (Note 2)	9,666
Prepaid expenses and other assets (Notes 6 and 10)	345,681
TOTAL	$26,291,125

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers, dealers, and clearing organizations (Note 3)	$ 549,504
Payable to customers (Note 4)	22,099,133
Subordinated Borrowing (Note 13)	200,000
Secured bank loan (Note 5)	900,000
Commissions payable	588,140
Other accrued expenses and payables	454,519
Total liabilities	24,791,296
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $1 par value: 10,000 shares authorized; none issued	
Common stock, no par value: 175,000 shares authorized; 51,561 shares outstanding	104,091
Retained earnings	1,395,738
Total stockholders' equity	1,499,829
TOTAL	$26,291,125

See notes to Statement of Financial Condition.

1. ORGANIZATION

Emmett A. Larkin Company, Inc. (the "Company"), a California corporation, was incorporated in 1959. The Company is a registered member of the Financial Industry Regulatory Authority.("FINRA") as a broker and dealer in securities. As of March 31, 2009 the Company was a self-clearing, full-service broker/dealer engaged principally in serving retail customers through a network of approximately 35 correspondent broker-dealers, who have contracted with the Company for the clearance of securities transactions. The Company is also a member of the Chicago Stock Exchange, the Municipal Securities Rulemaking Board, and the Depository Trust & Clearing Corporation.

The Company has incurred a substantial loss from operations for the year ended March 31, 2009 and has decided to change its operating business model. On June 19, 2009, the Company ceased operating as a self clearing broker and commenced doing business on a fully disclosed basis through a clearing agreement with Sterne, Agee & Leach, Inc. The Company has also reached an agreement in principle by which Sterne Agee Financial Services, Inc ("SALF"), a wholly owned subsidiary of Sterne, Agee & Leach, Inc., may solicit the Company's independent registered representatives to become registered with SALF.

In July, 2009 the Company's Board of Directors decided to discontinue conducting a securities business and to withdraw as a broker/dealer registered with the Securities and Exchange Commission and FINRA. A plan for dissolution of the Company has not yet been completed. The Company believes that its assets are sufficient to satisfy its liabilities and obligations.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The financial statement has been presented on a going concern basis. Financial statements prepared for periods after the adoption of the dissolution plan discussed in Note 1 will be prepared on a liquidation basis of accounting

Cash Segregated in Compliance With Federal and Other Regulations — At March 31, 2009, cash segregated under federal regulations of $16,343,275 for the exclusive benefit of customers and cash of $487,904 for the exclusive benefit of introducing brokers are deposited in special reserve bank accounts, pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Trading Account Securities — Trading account securities are reported at market value and consist primarily of corporate bonds and municipal securities.

Office Facilities — Office facilities are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful life, generally five to seven years.

Security Purchases and Sales — Securities purchases and sales and the related commission revenues and expenses are recorded on a settlement date basis, which is generally three business days after the trade date, and are not materially different from a trade date basis.

Income Taxes — The Company accounts for income taxes by an asset and liability approach, which requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized currently to the extent that realization of such benefits is more likely than not.

New Accounting Standards — SFAS No. 157, *Fair Value Measurements* is effective for the Company beginning April 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 did not have an impact on the Company's financial position, but expanded the disclosures in the Company's financial statements. See note "11 – Fair Values of Assets and Liabilities," for disclosures pursuant to SFAS No. 157.

Financial Accounting Standards Board Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109,* was issued in July 2006 and is effective for fiscal years beginning after December 15, 2006. FIN No. 48 provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. On February 1, 2008, the Financial Accounting Standards Board ("FASB") released FASB Staff Position FIN 48-2, which defers the effective date of FIN No. 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of FIN No. 48 on its financial position.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations result from the Company's trading activities and consist of the following:

Receivable:	
Net settlement and deposits with clearing organizations	$ 705,625
Deposits paid for securities borrowed	263,000
Securities failed to deliver	7,984
Total	$ 976,609

Payable:	
Securities failed to receive	$ 69,375
Correspondents	446,693
Clearing organizations	33,436
Total	$ 549,504

Failed to deliver and receive items represent the contract value of securities not delivered or received on settlement date. Deposits paid for securities borrowed approximate the market value of the related securities.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The Company extends credit to its customers to finance their purchases of securities on margin. Receivable from customers includes amounts due on margin balances and uncompleted transactions. Securities owned by customers are held as collateral (the value of which is not reflected in the statement of financial condition) by the Company for these accounts.

Amounts payable to customers include free credit balances and other customer funds pending completion of securities transactions. The Company pays interest at a rate that approximates the prevailing money market rate (0.1% at March 31, 2009) on certain free credit balances of at least $1,000.

5. BANK LOANS

The Company may borrow up to $7.5 million under a secured line of credit at varying rates in excess of the then federal funds rate with one bank that is scheduled to expire August 31, 2009. At March 31, 2009, the Company had $900,000 in outstanding borrowings under this agreement, fully secured by $5.1 million of customer securities.

Additionally, the Company has a variable rate revolving line of credit of $575,000 at another banking institution scheduled to expire December 18, 2009. At March 31, 2009, the Company had no outstanding borrowings under this agreement.

6. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, which requires the recognition of deferred tax assets and liabilities based upon temporary differences between the financial reporting and tax bases of its assets and liabilities. SFAS No.109 states that a deferred tax asset should be reduced by a valuation allowance if based on the weight of all available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized. The valuation allowance should be sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized. The determination of whether a deferred tax asset is realizable is based on weighting all available evidence, including both positive and negative evidence. SFAS No. 109 provides that the realization of deferred tax assets, including carryforwards and deductible temporary differences, depends upon the existence of sufficient taxable income of the same character during the carryback or carryforward period. SFAS No.109 requires the consideration of all sources of taxable income available to realize the deferred tax asset, including the future reversal of existing temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards, taxable income in carryback years and tax-planning strategies.

The Company's operations have continued to be in a loss position, primarily created by poor operating results due to the challenging environment for the capital markets, a compressed interest rate spread and declining customer activity. For purposes of assessing the realization of the deferred tax assets, the operating losses are considered significant negative evidence and have caused the Company to conclude that it is more likely than not that the Company will not be able to realize the deferred tax assets in the future. As of March 31, 2009, the Company recorded a full valuation allowance of $2.1 million on its U.S. deferred tax assets. Management will reassess the realization of the deferred tax assets based on

the criteria of SFAS No.109 each reporting period. To the extent that the financial results of the Company improve and the deferred tax asset becomes realizable, the Company will be able to reduce the valuation allowance through earnings.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Other assets include deferred tax assets of $2.1 million at March 31, 2009. A valuation allowance was recorded against the entire amount for the year ended March 31, 2009. Deferred tax assets are attributable to net operating losses, partnership losses, prepaid expenses, office facilities, reserves and state and local taxes. The effective income tax rate differs from the amount computed by applying the Federal statutory income tax rate of 34% due to the state taxes, permanent adjustments, and the valuation allowance established against the deferred tax assets.

As of March 31, 2009, the Company has available for income tax purposes approximately $5.4 million in federal net operating loss carryforwards that may be used to offset future taxable income. The carryforwards expire beginning in fiscal year 2024. The Company also has California net operating loss carryforwards that may be used to offset future taxable income of approximately $6.0 million. The carryforwards expire beginning in fiscal year 2014.

7. PROFIT SHARING AND SALARY DEFERRAL PLAN

The Company has a profit sharing and salary deferral plan in which all full-time employees who have completed 1,000 hours of service from date of hire are eligible for participation. Participants' salary deferral contributions are limited to 20% of such participants' compensation and are fully vested. Company contributions are at the discretion of the Management Committee.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $250,000, whichever is greater. At March 31, 2009, net capital was $1,322,149 (17% of aggregate debit balances), which was $1, 072,149 in excess of the required net capital of $250,000. The Rule limits the withdrawal of equity capital, as defined, through the payment of dividends or other distributions to the amount by which net capital exceeds 5% of aggregate debit balances.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office space and computer equipment under noncancelable operating leases with future minimum rental commitments as follows:

Years Ending March 31,	
2010	$159,322
Total	$159,322

The Company is involved in civil actions arising from normal business. The Company will continue to vigorously defend itself against any claim of liability or damages in these matters. Management believes that the ultimate resolution of these actions will not have a material effect on the Company's financial position.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities (customers) obligate the Company to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades; therefore, the Company has not recorded a liability associated with these transactions.

As customers write option contracts or sell securities short, the Company may incur losses in the event customers do not fulfill their obligations and the collateral in the customers' account is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors required margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary; therefore, the Company has not recorded a liability associated with these transactions. The Company will borrow securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $261,816 at March 31, 2009.

During the normal course of business, the Company may sell securities that it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk, since the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

The Company provides margin loans to its customers, which are collateralized by securities in their brokerage accounts. The Company may be liable for the margin requirement of its customer margin securities transactions. As customers write options or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in customer accounts is not sufficient to fully cover losses that customers may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and customers are required to deposit additional collateral, or reduce positions, when necessary. Customers with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The Company was allowed, under such regulations, to pledge securities with a market value of approximately $9.4 million at March 31, 2009. $5.1 million of customer securities were pledged as collateral at March 31, 2009 against the outstanding line of credit.

11. FAIR VALUE OF ASSETS AND LIABILITIES

SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a hierarchy for disclosing assets and liabilities

measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Company's assets recorded at fair value include trading account securities and certain other assets. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of trading account securities. The Company validates prices received from the pricing service using various methods including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with SFAS No. 157 and result in a material difference in the recorded amounts. At March 31, 2009, the Company did not adjust prices received from the independent third-party pricing service.
Prepaid expenses and other assets includes an investment in a limited partnership. This investment is accounted for using the fair value method, with unrealized gains and losses recorded in the statement of operations, based on the percentage interest in the underlying partnership. The net assets of the partnership consist primarily of an investment in a non-marketable security. The underlying investment held by the partnership is valued based on estimated fair value, since there is no public market. The estimate of fair value is based on the value of the investments made by the limited partnership and can be based on analysis of the performance of the investments held by the limited partnership, recent rounds of financing for the investments held by the limited partnership or recent rounds of financing for the partnership itself. Due to the inherent uncertainty of valuation, the fair value of the non-marketable investment may differ from the value that would have been used had a ready market existed for the investment, and the difference could be material.

The following table presents the Company's fair value hierarchy as of March 31, 2009 for assets and liabilities measured at fair value:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments segregated and on deposit for regulatory purposes	$ -	$ -	$ -	$ -
Trading account securities	$ 145,954	$ -	$ -	$ 145,954
Other assets (1)		$ -	$ -	$ -
Total assets at fair value	$ 145,954	$ -	$ -	$ 145,954

(1) Other assets recorded at fair value.

The Company's sole level three investment was held throughout the entire year and the value was reduced from $300,000 to zero based on changes in unrealized losses in the current year.

12. SUBORDINATED BORROWINGS

The borrowing under subordination agreement at March 31, 2009, bears interest at 6% and is due on March 12, 2010.

The subordinated borrowing is with the majority owner of the Company and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The carrying amount of the subordinated borrowing approximates fair value due to borrowing at market rate.

13. SUBSEQUENT EVENTS

On June 19, 2009 the Company ceased operating as a self clearing broker and commenced doing business on a fully disclosed basis. In July, 2009 the Company's Board of Directors decided to discontinue conducting a securities business and to withdraw as a broker/dealer registered with the Securities and Exchange Commission and FINRA. A plan for dissolution of the Company has not yet been completed.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
Suite 3100
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

July 14, 2009

Emmett A. Larkin Company, Inc.
100 Bush Street, Suite 1000
San Francisco, CA 94104

In planning and performing our audit of the financial statements of Emmett A. Larkin Company, Inc. (the "Company") as of and for the year ended March 31, 2009 (on which we issued our report dated June 30, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures.

> The Company did not record a valuation allowance on deferred tax assets in a timely manner and did not adequately record reserves for losses related to unsecured receivables. In performing our audit of the financial statements, adjustments were recorded to recognize a full valuation allowance on the deferred tax assets and to increase the reserve for unsecured receivables. These adjustments increased net loss and decreased stockholders' equity, but had no effect on the Company's computation of net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives, except as described in the paragraph above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP